FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐           No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐           No ☑

Banco Santander, S.A.

Item

1	Material Fact dated June 17, 2011 regarding dividend payment

MATERIAL FACT
Banco Santander, S.A. hereby advises that as of 1st August next it will pay a dividend on account of the earnings for the 2011 financial year for a gross amount per share of 0.135234 euros. This amount is the same as the one paid in August 2010 as a first interim dividend on account of the earnings for 2010. On Monday 1st August, the Bank’s share will already trade ex-dividend.
Boadilla del Monte (Madrid), 17th June 2011
Banco Santander, S.A. — Domicilio Social: Paseo de Pereda, 9-12.39004 SANTANDER — R. M. de Santander, Hoja 286, Folio 64, Libro 5o de Sociedades, Inscripción 1a. C.I.F. A-39000013

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: June 17, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President